FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

 Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4 R(1)(a) and (c) I give details of the following changes in the interests in the Ordinary Shares of GlaxoSmithKline plc (the "Company"):

Director	Transaction
Sir Andrew Witty
The sale of 1,140 Ordinary Shares and the repurchase of 1,132 Ordinary Shares, and transfer into an ISA, at a price of 1338.17p and 1338.15p per share respectively, on 30 June 2015.

The transfer of 1,000 Ordinary Shares from a nominee holding to a Connected Person on 30 June 2015, for nil consideration.

A further transfer of 1,000 Ordinary Shares from a nominee holding to a Connected Person on 30 June 2015, for nil consideration.

Director's Connected Person	Transactions
Lady C Witty	The sale of 1,140 Ordinary Shares and the repurchase of 1,132 Ordinary Shares, and transfer into an ISA, at a price of 1338.17p and 1337.82p per share respectively, on 30 June 2015.
Sir Andrew Witty's Connected Person	The sale of 1,140 Ordinary Shares and the repurchase of 1,132 Ordinary Shares, and transfer into an ISA, at a price of 1338.67p and 1338.32p per share respectively, on 30 June 2015.
Sir Andrew Witty's Connected Person	The sale of 1,141 Ordinary Shares and the repurchase of 1,132 Ordinary Shares, and transfer into an ISA, at a price of 1337.85p and 1338.15p per share respectively, on 30 June 2015.

The Company and the above mentioned persons were advised of these transactions on 1 July 2015.

V A Whyte
Company Secretary

1 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 01, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc